Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of BeiGene, Ltd. for the registration of its ordinary shares, ordinary shares in the form of American Depositary Shares, preferred shares, preferred shares in the form of American Depositary Shares, debt securities, warrants and units and to the incorporation by reference therein of our report dated February 28, 2022, except for Notes 2 and 3, as to which the date is February 27, 2023, with respect to the consolidated financial statements of BeiGene, Ltd. as of December 31, 2021 and for the years ended December 31, 2021 and 2020, included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

May 9, 2023